UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2008
001-33444
(Commission File Number)

Eurand N.V.
(Translation of registrant’s name into English)
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX
SIGNATURES
Proxy Statement for the 2008 Annual Meeting of Stockholders
Proxy Card
2007 Annual Report

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
     Included as Exhibit 99.1, 99.2 and 99.3, respectively, in this report on Form 6-K is (i) proxy statement for the 2008 Annual Meeting of Stockholders, (ii) a proxy card for the 2008 Annual Meeting of Stockholders and (iii) our 2007 annual report.
EXHIBIT INDEX
99.1	Proxy statement for the 2008 Annual Meeting of Stockholders

99.2	Proxy card for the 2008 Annual Meeting of Stockholders

99.3	2007 annual report

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
  Date: May 14, 2008

EURAND N.V. (Registrant)
By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer and Secretary